Proposal:
1. To elect the following Directors, effective July 31, 2003:
	                Votes in
                        Favor of	Votes
                                        Against
1) Michael Bozic	3,698,031	105,761
2) Charles A. Fiumefreddo3,698,031	105,761
3) Edwin J. Garn	3,698,031	105,761
4) Wayne E. Hedien	3,698,031	105,761
5) James F. Higgins	3,698,031	105,761
6) Dr. Manuel H. Johnson3,698,031	105,761
7) Philip J. Purcell	3,698,031	105,761